Exhibit 99.3

[Highland Capital Management, L.P. Letterhead]

May 8, 2006

Corporate Secretary

American HomePatient, Inc.

5200 Maryland Way, Suite 400

Brentwood, Tennessee 37027-5018

Re:  Director nomination and bylaws amendments withdrawal

Effective immediately, we withdraw the nomination of Patrick H. Daugherty for election to the board of directors of American HomePatient, Inc. (the “Company”) at the 2006 annual meeting of shareholders of the Company.  In addition, we no longer intend to seek shareholder approval to amend certain provisions of the Company’s bylaws at the 2006 annual meeting of shareholders of the Company.

Very truly yours,

Highland Capital Management, L.P.

By:	Strand Advisors, Inc.,
its general partner

By:	/s/ Patrick H. Daugherty
Name:
Title: